SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,

D.C. 20549

FORM 11

-K
ANNUAL REPORT

☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from

to

Commission file number 1-36764
A.

Full title of the plan: UBS 401(k) PLAN
B.

Name of issuer of the securities held pursuant to the plan and the address of its principal
executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS 401(k) PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2023 and 2022 and

For the Year Ended December 31, 2023
With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
and Year Ended December 31, 2023
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-15
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
16-25
Signature
26
Exhibit 23.1—Consent of Independent Registered Public Accounting Firm
27

Report of Independent Registered Public Accounting Firm
To

the Plan Participants and the Plan Administrator of UBS 401(k) Plan

Opinion on the Financial Statements
We have audited

the accompanying

statements of

net assets

available for

benefits of

the UBS

401(k) Plan

(the Plan)

as of

December
31, 2023 and

2022, and the

related statement of

changes in net

assets available for

benefits for the

year ended December

31,
2023, and the related notes

(collectively referred to as

the financial statements). In our opinion, the

financial statements present
fairly,

in all material respects,

the net assets available for benefits of

the Plan at December 31, 2023

and 2022, and the changes
in its

net assets

available for

benefits for

the year

ended December

31, 2023,

in conformity

with U.S.

generally accepted

accounting
principles.
Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to

express

an opinion

on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the

U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable

assurance about whether the

financial statements are free

of material misstatement, whether due

to
error or

fraud. The Plan

is not required

to have, nor

were we engaged

to perform, an

audit of its

internal control over

financial
reporting. As part of our audits

we are required to obtain an understanding of

internal control over financial reporting but not

for
the purpose of expressing an opinion

on the effectiveness of the Plan’s internal control

over financial reporting. Accordingly,

we
express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error

or fraud, and

performing procedures

that respond

to those risks.

Such procedures

included examining, on

a test basis,
evidence regarding

the amounts and disclosures

in the financial statements.

Our audits also

included evaluating the accounting
principles used

and significant

estimates made

by management,

as well

as evaluating

the overall

presentation

of the

financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying

supplemental schedule

of assets

(held at

end of

year) as

of December

31, 2023,

(referred to as

the supplemental
schedule), has been subjected to audit procedures performed

in conjunction with the audit of

the Plan’s financial statements. The
information

in

the

supplemental

schedule

is

the

responsibility

of

the

Plan’s

management.

Our

audit

procedures

included
determining whether

the information

reconciles to

the financial

statements or

the underlying accounting

and other

records, as
applicable, and performing procedures

to test the completeness and accuracy

of the information presented

in the supplemental
schedule. In forming our opinion on

the information, we evaluated whether such

information, including its form and content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation

to the
financial statements as a whole.
We have served as the Plan’s auditor since 1979.
New York, New York
June 26, 2024

UBS 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022
2023 2022
ASSETS
Investments, at fair value

$8,848,830,437

$7,294,124,539

Notes receivable from participants

55,220,282 54,659,509
Investment income receivable

8,314,332 6,422,387
Receivable for securities sold

2,106,147 1,861,291
Other Receivables 1,450,111 1,477,293
Contributions receivable
Contributions receivable 4,283,443 3,266,363
Company, net of forfeitures 86,367,649 81,779,248
Total assets 9,006,572,401 7,443,590,630
LIABILITIES
Accrued expenses

3,359,330 5,090,248
Payable for securities purchased

356,007 349,341
Total liabilities 3,715,337 5,439,589
Net assets available for benefits
$9,002,857,064

$7,438,151,041
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023
2023
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments

$1,464,341,090
Dividend and interest income

107,726,621
Net investment gain

1,572,067,711
Interest income on notes receivable from participants

3,387,544
Contributions
Participants

367,298,824
Company, net of forfeitures

209,078,245
Total contributions

576,377,069
Total additions

2,151,832,324
DEDUCTIONS FROM NET ASSETS
Distributions to participants

580,426,915
Administrative expenses 6,699,386
Total deductions from net assets

587,126,301
Net increase in net assets available for benefits

1,564,706,023
Net assets available for benefits
Beginning of year

7,438,151,041
End of year

$9,002,857,064
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022
NOTE 1

DESCRIPTION OF THE PLAN
The following

description of

the UBS

401(k) Plan

(the Plan)

provides only

general information.

Participants should

refer to

the
Summary Plan Description

for a more

complete description of

the provisions of

the Plan and detailed

definitions of various Plan
terms.

Effective December

31, 2014,

the UBS

Financial Services Inc.

401(k) Plus Plan

(the Plus Plan)

was merged

with the

UBS Savings
and Investment Plan (the SIP Plan) and

formed a single plan named the UBS

401(k) Plan. Effective January 1, 2015, the

Plan was
amended and

restated to

reflect the

newly formed

plan. The

assets of

the Plus

Plan were

transferred to

the assets

of the

UBS
401(k) Plan during the period January 1, 2015, through February 28, 2015.
General

UBS AG

(the Company)

is the

Plan sponsor

for the

Plan. The

Plan, a

defined-contribution plan,

provides retirement

benefits to
eligible employees

of the

Company’s United

States operations

including eligible

employees of

UBS Americas

Holdings LLC

and
subsidiaries of UBS Americas Holdings

LLC. Subject to certain exceptions,

all full- and part-time employees

on the Company’s U.S.
payroll platform are eligible to participate in the Plan

upon completion of one hour of

service. The Plan is subject to

the provisions
of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Company’s Plan is administered by the Plan administrator (Head of Benefits

Americas Region). Northern Trust Company (the
Trustee) is the Plan’s trustee; Alight (formerly Aon Hewitt) is the Plan’s record-keeper; and Mercer serves as the Plan’s investment advisor.

The Plan may invest

in mutual funds, common

and collective trust

funds, money market funds,

the UBS Group AG

Common Stock
(UBS Stock

Fund) and short-term

investments. In

addition to these

investment options,

the Plan allows

participants to

maintain
Self-Directed Brokerage Accounts.
Plan Amendments
The Plan, as restated for 2020, was amended effective December 28, 2021, for the following:

Section 2.1; the Head of Benefits Americas Region may amend the Plan, subject to certain limitation not applicable hereto.
Pursuant to Section 4.05 of Revenue Procedure 2021-30, the Plan may,

under certain conditions, all of which are satisfied in this instance, be amended retroactively to conform the terms of the Plan to its prior operation. The Plan was amended:
To

retroactively

to

conform

the

Plan

to

prior

practices

regarding

consideration

of

compensation

paid

after

a

participant’s
termination of employment in determining the Retirement Contribution made on behalf of such participant; and
To

conform the Plan’s

hardship provisions

to the applicable

requirements and

options of the

Bipartisan Budget

Act and related
rules and regulations.

Plan amendments included the following changes:
1. Effective January 1, 2018, paragraph (vi) of the definition of “Financial Hardship” in Section 2.1 of the Plan is amended by replacing the

parenthetical therein

with the following, and

deleting “or” at

the end thereof:

“(determined without
regard to Section 165(h)(5) of the Code and whether the loss exceeds 10% of adjusted gross income).
2.
Effective December

18, 2018,

the definition

of “Financial

Hardship” in

Section 2.1

of the

Plan is

further amended

by
adding the following new paragraph

(vii) to read in its entirety

as follows, and renumbering

the subsequent paragraph
accordingly:

“(vii) expenses

and losses

incurred

by the

Participant, including

loss of

income, on

account of

a disaster
declared by the

Federal Emergency Management Agency

(FEMA), provided that

the Participant’s principal residence

or
principal place of employment at the time of the disaster was located in the designated disaster zone.”
3.
Effective January

1, 2020,

the first

paragraph of

Section 5.5

of the

Plan is

amended in

its entirety

to read

as follows:

“Amount of Retirement

Contribution.

Each individual who

is eligible for

a Retirement Contribution

under Section 5.4
for a Plan

Year

shall receive a

Retirement Contribution for

each applicable Plan

Year

in accordance

with the following
applicable schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such

individual

was

an

Eligible

Employee

(both

for

purposes

of

determining

whether

the

Eligible

Employee

has
Compensation greater than $200,000

in the Plan Year,

and the percentage of

Compensation to be contributed on

his
behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such
individual ceases

to be

an Eligible

Employee, as

determined by

the Plan

Administrator on

a uniform

and nondiscriminatory
basis, shall

nonetheless be included

as Compensation in

determining the Retirement

Contribution hereunder)

and the
individual’s attained Period of Service as of the first day of the applicable Plan Year:”

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
4.
Effective January 1, 2020, the

second paragraph of Section 5.5 of the

Plan is further amended in its

entirety to read as
follows: “Notwithstanding

the foregoing,

an Eligible

Employee who

on December

31, 2011

was eligible

to receive

a
Retirement

Contribution under

the Savings

and Investment

Plan, and

is continuously

employed by

an Employer

after
December

31,

2011,

shall

receive

a

Retirement

Contribution

for

each

applicable

Plan

Year

in

accordance

with

the
following applicable schedule, based upon

the individual’s Compensation paid solely

during the portion of the

Plan Year
in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has
Compensation greater than $200,000

in the Plan Year,

and the percentage of

Compensation to be contributed on

his
behalf; provided, however, that amounts paid to an individual in one or more final paychecks issued and paid after such
individual ceases

to be

an Eligible

Employee, as

determined by

the Plan

Administrator on

a uniform

and nondiscriminatory
basis, shall

nonetheless be included

as Compensation in

determining the Retirement

Contribution hereunder)

and the
individual’s attained Period of Service as of the first day of the applicable Plan Year:”
5.
Effective January

1, 2015,

Section 5.5

of the

Plan is

further amended

by adding

the following

new paragraph

to the
end: “For purposes of determining the Retirement Contribution under this Section 5.5 for

Plan Years beginning January
1, 2015 and ending December 31,

2019, the Compensation of any individual

who was eligible to receive

a Retirement
Contribution

under

Section

5.4 shall

include amounts

paid

within no

more

than 2

½

months after

such individual’s
termination date in determining the amount of the Retirement Contribution hereunder.”
6.
Effective

January

1,

2015,

solely

by

way

of

clarification,

Section

5.5

of

the

Plan

is

further

amended

by

adding

the
following

new

paragraph

to

the

end

thereto

(as

determined

after

this

amendment):

“Compensation

paid

after

the
termination date of any individual that will be considered in determining the Retirement Contribution on behalf of such individual,

pursuant

to

the

foregoing

provisions,

shall

be

determined

under

uniform

rules

established

by

the

Plan
Administrator,

and in accordance

with such

systems and procedures

as the Plan

Administrator may

from time

to time
adopt.”
7.
Effective

January

1,

2019,

Section

9.3(b)

is

amended

to

read

in

its

entirety,

as

follows:

“(b)

Purpose

for

Hardship
Withdrawal.

Hardship

withdrawals shall

be limited

to

the amount

necessary to

satisfy

the Financial

Hardship

of the
Participant and any amounts

necessary to pay any

federal, state or local

income taxes or penalties

reasonably anticipated
to result from such withdrawal and

not reasonably available from other resources.

In determining whether a request

for
a withdrawal

from the

Plan is

necessary to

satisfy a

Financial Hardship

of the

Participant, the

following requirements
must be satisfied: (i)

the Participant has obtained

all other currently available distributions

(but not hardship withdrawals)
under

the Plan

and

all

other plans

of

deferred

compensation, whether

qualified

or

nonqualified,

maintained

by

the
Company and all nontaxable loans (determined at

the time a loan is made) available under

the Plan and all other plans
of

the

Company;

(ii)

the

Participant

has

provided

to

the

Plan

Administrator

a

representation

in

writing

that

he

has
insufficient cash or other

liquid assets reasonably available

to satisfy the need, and

(iii) the Plan Administrator does

not
have actual knowledge that is contrary to such written representation.”
The Plan is

now amended and restated

as of January

1, 2020 to

(i) incorporate all

previous amendments since

the last
restatement;

(ii)

provide

for

lump

sum

distributions

as

the

sole

form

of

benefit;

(iii)

remove

certain

restrictions

on
withdrawals of grandfathered subaccounts in the Plan; (iv) clarify the administration of accounts of missing participants;
(v) provide that forfeitures may be used to pay administrative expenses; (vi) incorporate certain provisions of the Setting
Every Community

Up For

Retirement Enhancement

Act of

2019 (the

“SECURE Act”), and

the Coronavirus

Aid, Relief,
and

Economic

Security

Act

(the

“CARES

Act”);

and

(vii)

make

certain

other

desired

changes.

Any

strictly

required
provisions

of

the SECURE

Act and

the CARES

Act

not

described in

this

restatement

of

the Plan

are

hereby

deemed
incorporated by reference.
The

Plan

was

amended

with

respect

to

Before-Tax

Contributions

and

After-Tax

Contributions

(including

Roth
Contributions) made

on or after

January 1,

2018, Matching

Contributions will be

limited as

follows (regardless

of the
level of Company

or Affiliated Employer

profit in the

applicable Plan Year) for any

Participant who is

eligible for Matching
Contributions in the applicable Plan Year:

(i) for the Plan Year

ending December 31, 2018, Matching Contributions will
be limited to $4,500;

(ii) for the

Plan Year ending December 31, 2019, Matching

Contributions will be limited

to $5,850;
and(iii) for

the Plan

Year

ending December

31, 2020,

and each

Plan Year

thereafter,

Matching Contributions

will be
limited to

$8,000.

In addition,

Matching Contributions

for any

such Participant

with respect

to a

Plan Year

shall not
exceed 100% of such Participant’s Before-Tax Contributions and After-Tax

Contributions (including Roth Contributions)
up to 6% of Compensation.”

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
In

addition,

effective

with

respect

to

Compensation

paid in

Plan

Years

beginning on

or

after January

1,

2018, each
individual who is eligible for a

Retirement Contribution under Section 5.4 for a

Plan Year (including an Eligible Employee
who on December

31, 2011 was

eligible to receive

a Retirement Contribution

under the Savings and

Investment Plan,
and is continuously employed

by an Employer

after December 31, 2011)

shall receive a Retirement Contribution

for each
applicable Plan Year

in accordance

with the following

applicable schedule, based

upon the individual’s

Compensation
paid solely during the portion of

the Plan Year

in which such individual was an

Eligible Employee (both for purposes of
determining

whether

the

Eligible

Employee

has

Compensation

greater

than

$200,000

in

the

Plan

Year,

and

the
percentage of

Compensation to be

contributed on his

behalf) and

the individual’s attained

Period of Service

as of the
first day of the applicable Plan Year:
SCHEDULE A: ELIGIBLE PARTICIPANTS

WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the Period of Service as of the First
Day of the Plan Year
Percentage of Compensation to be Contributed as
Retirement Contribution
less than 10 2.0
10, but less than 15 3.0
15 or more 3.5
SCHEDULE B: ELIGIBLE PARTICIPANTS

WITH COMPENSATION GREATER

THAN $200,000 IN PLAN YEAR
Number of Years in the
Period of Service as of the
First Day of the Plan Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2018 Plan
Year

Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2019 Plan
Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2020 Plan
Year and thereafter
less than 10 2.0 2.0 2.0
10 or more 3.0 2.5 2.0
The Plan is hereby amended as follows, effective as of January 1, 2017 unless otherwise indicated below:
1. Section 3.3(d) of the Plan is revised to read as follows:
"(f) Any Employee who is employed by an Employer and is classified by the Employer as an "intern" shall become an
Eligible Employee upon completion of at least a five (5) consecutive month Period of Service.

For the avoidance of
doubt, the above rule regarding completion of at least a five (5) consecutive month Period of Service shall apply to any
Employee who is employed by an Employer as part of the "career comeback program" or any similar program regardless of whether the Employee is classified as an "intern."
2. Effective January 1, 2016, a new Section 7.5(d) is added to the Plan that reads as follows:
"(d) N2 Transaction.

With respect to an individual who became an Employee as part of the Group Technology/Group
Infrastructure CIO function between August 10, 2015 and March 7, 2016 upon closing of the N2 transaction, the individual's period of service with Computer Science Corporation and/or AT&T which ended immediately prior to the closing of the N2 transaction shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."
Effective January 1, 2016, a new Section 7.5(e) is added to the Plan that reads as follows:"(e) Allegis. With respect to an individual from Allegis who became an Employee as part of the Professional Recruiting or Campus Recruiting (Junior
Talent)

function from March 21, 2016 through June 27, 2016, the individual's period of service with Allegis which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
3. Effective January 1, 2017, a new Section 7.5(f) is added to the Plan that reads as follows:
"(f) AT&T Services Inc. With respect to an individual from AT&T

Services Inc.

who became an Employee as part of the
Group Technology/Group

Infrastructure CIO function from August 1, 2017 to August 8, 2017, the individual's period of service with AT&T Services Inc. which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."
4. Effective January 1, 2017, a new Section 7.5(g) is added to the Plan that reads as follows:
"(g) Accenture LLP.

With respect to an individual from Accenture LLP who became an Employee as part of the Group
Corporate Communications Americas function on October 2, 2017, the individual's period of service with Accenture
LLP which ended immediately prior to becoming an Employee shall be included in determining the individual's Period of Service for purposes of determining the individual's vesting under Section 7.4."
5. Effective January 1, 2018 Section 8.1(a) of the Plan is revised to read as follows:
(a) Eligibility For Distribution. Following the occurrence of (i) a Participant’s Severance Date for any reason other than death, or (ii) the Participant’s Disability, the Participant shall be entitled to affirmatively elect to receive a distribution of
his Vested Account Balance.

A Participant may make a separate distribution election with respect to amounts held in his Roth Contributions Account, provided that (i) in no event may a Participant take a partial distribution from his Roth
Contributions Account, and (ii) in the event a Participant makes a separate distribution election with respect to amounts in his Roth Contributions Account, such amounts must be distributed or commence to be distributed at the same time or before the remainder of his Vested Account.
The Plan was amended effective January 1, 2018, as follows:
1. Section 2.1 of the Plan is amended by adding the following paragraph to the end of the definition of “Disability”
thereof:
Effective with respect to an Employee who becomes a Participant on or after January 1, 2018, ‘Disability’ means a physical or mental condition that results in a total and permanent disability that entitles the Participant to receive Social
Security disability benefits based upon a determination by the Social Security Administration.”
2. Section 5.5 of the Plan is amended by deleting the first sentence of the third paragraph thereof and replacing such first sentence with the following:
“Effective with respect to Compensation paid in Plan Years

beginning on or after January 1, 2018, each individual who
is eligible for a Retirement Contribution under Section 5.4 for a Plan Year shall receive a

Retirement Contribution for
each applicable Plan Year in accordance

with the following applicable schedule, based upon the individual’s
Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has Compensation greater than $200,000 in the Plan Year, and the percentage of Compensation to be contributed on his behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:”
3.
Section 5.5 of the Plan is further amended by adding the following to the end thereof:

“Notwithstanding the foregoing, an Eligible Employee who on December 31, 2011 was eligible to receive a Retirement
Contribution under the Savings and Investment Plan, and is continuously employed by an Employer after December 31,
2011, shall receive a Retirement Contribution for each applicable Plan Year in accordance with the following applicable
schedule, based upon the individual’s Compensation paid solely during the portion of the Plan Year in which such individual was an Eligible Employee (both for purposes of determining whether the Eligible Employee has
Compensation greater than $200,000 in the Plan Year,

and the percentage of Compensation to be contributed on his
behalf) and the individual’s attained Period of Service as of the first day of the applicable Plan Year:

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
SCHEDULE A: ELIGIBLE PARTICIPANTS

WITH COMPENSATION NO MORE THAN $200,000 IN PLAN YEAR
Number of Years in the
Period of Service as of the
First Day of the Plan Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2018 Plan
Yearr
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2019 Plan
Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2020 Plan
Year and thereafter
less than 10 3.0 2.5 2.0
10, but less than 15 3.0 3.0 3.0
15 or more 3.5 3.5 3.5
SCHEDULE B: ELIGIBLE PARTICIPANTS

WITH COMPENSATION GREATER

THAN $200,000 IN PLAN YEAR
Number of Years in the
Period of Service as of the
First Day of the Plan Year
Percentage of Compensation
to be Contributed as
Retirement Contribution in
2018 Plan Year
Percentage of Compensation
to be Contributed as
Retirement Contribution in
2019 Plan Year
Percentage of
Compensation to be
Contributed as Retirement
Contribution in 2020 Plan
Year and thereafter
less than 10 3.0 2.5 2.0
10 or more 3.0 2.5 2.0
Any such Eligible Employee who was eligible to receive a Retirement Contribution under the Savings and Investment
Plan on December 31, 2011, but is not continuously employed by an Employer beginning after December 31, 2011, shall receive a Retirement Contribution equal to the applicable percentage of Compensation listed in the schedule applicable to Eligible Employees who were not eligible to receive a Retirement Contribution under the Savings and
Investment Plan on December 31, 2011 for each Plan Year after his reemployment with an Employer that he or she is
entitled to a Retirement Contribution under Section 5.4.

Employment with a non-participating Affiliated Employer is
not considered employment with an Employer for purposes of this Section 5.5.”

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
4. Section 8.8 of the Plan is amended by inserting the following sentence after the third sentence therein:
“Any distribution to a Distributee who is not the surviving Spouse of the Participant may only be transferred in a direct trustee-to-trustee transfer to an individual retirement account or annuity under Sections 408(a) and (b) of the Code established for the purpose of receiving such distribution and which will be treated as an inherited IRA pursuant to the provisions of Code Section 402(c)(11), if such distribution otherwise meets the requirements set forth in this Section
8.8. Such direct rollover of a distribution by a nonspouse Distributee shall be treated as an eligible rollover distribution only for purposes of Code Section 402(c).”
5. Section 10.11 of the Plan is amended by adding the following paragraph to the end thereof to read in its entirety as follows:
“(d) Solely with respect to an individual who was a Participant in the Plan on or before December 31, 2017, the determination of a Disability claim or an appeal of a denied Disability claim filed (i) on or after January 18, 2017 and on or before April 18, 2018, shall be made in accordance with DOL Regulations section 2560.503-1(p)(4); and (ii) on or after April 19, 2018, shall be made in accordance with applicable DOL Regulations under section 2560.503-1.”
6.
Section 11.3 of the Plan is amended by deleting paragraph (d) therein in its entirety,

and redesignating the subsequent
paragraph accordingly.
Administrative Expenses

The

Plan’s

administrative expenses

are

paid

by the

Plan or

the Company,

as

provided

by the

Plan’s provisions.

Administrative
expenses

paid

by

the

Plan

or

the

Company

include

recordkeeping,

trustee,

legal,

audit,

and

investment

consulting

fees.
Administrative fees (recordkeeping fees) associated with Self-directed mutual fund window are paid by the plan participants that invest in

the Self-directed

window. Expenses

related to

the Plan’s investments

(investment management

fees and commissions)
are charged to

the specific Plan’s

investments fund to

which the expense

relates. For the

years ended December

31, 2023, and
2022 the Plan

administration fees (including

fees associated with

the self-directed window)

were charged to

participants’ accounts
after one full calendar year of being a terminated employee, beneficiaries or alternate payees.
Participant Contributions

A participant’s

contributions can

consist of

“pre-tax

contributions,” which

reduce

the participant’s

taxable compensation

and
“after-tax contributions/401(k) Roth contributions,”

which do not reduce

a participant’s taxable compensation, and

“rollovers,”
which are transfers from other tax-qualified retirement plans.

Plan participants may

elect to contribute

to the Plan

on a pre-tax,

after-tax, and/or

Roth basis, an

amount ranging from

1% to
85%

of

their

eligible

compensation, including

from

1%

to

85% of

their

discretionary

annual

incentive

bonus, subject

to

the
maximum

allowable

contribution

limit

established

by

the

Code.

The

maximum

allowable

combined

pre-tax

and

Roth

401(k)
contributions was $22,500

for 2023 as

a result of

the Economic Growth

and Tax Relief Reconciliation Act,

the maximum allowable
combined

pre-tax

and Roth

401(k)

contributions for

participants who

attained

age

50

on

or before

December 31,

2023 was
$30,000. These limits

are subject to

change in future

years to be

consistent with IRS

limitations. There are

also maximum allowable
limits for

after-tax

contributions, being $22,500

for non-highly compensated

participants and

$16,000 for

highly compensated
employees.
Subject to

certain limitations,

the Company

contributes an

amount (the

Company Match)

up to

100% of

the first

6% of each
participants eligible annual

compensation which the

participant contributes to the

Plan for Plan years

starting in 2017. The

Plan
had a $3,000 annual maximum

limit for 2017 and $4,500

for 2018, 5,850 for 2019 and

$8,000 for 2020 and thereafter.

There
is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Company Contributions

The

Company

uses

pre-tax,

Roth

401(k),

and

after-tax

contributions

in

determining

the

amount

of

the

Company’s

matching
contribution

for

each

participant.

For

Plan

years

beginning

in

2017,

the

Company

Match

was

calculated

by

multiplying

each
participant's

pre-tax,

Roth

401(k) and

after-tax

contributions

(up

to

6%

of

eligible

compensation) by

100% and

is limited

to
$3,000

on

an

annual

basis.

Company

Match

contributions

are

contributed

on

a

payroll

basis

based

on

the

participants
contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.
Company Match contributions

and earnings

are invested according to

the participant’s investment

elections in effect

for Company
contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

The Company also

provides a Retirement Contribution

(basic profit-sharing contribution)

equal to a

percentage of the

participant’s
eligible compensation based on the participant’s

years of service with the Company

as of the beginning of the

plan year and their
eligible

compensation

up

to

the

annual

IRC

compensation

limit

($330,000

for

2023).

The

Plan

has

a

three-year

cliff

vesting
requirement and an end of year employment requirement on the Company contribution.
The Qualified Deferred

Payment (QDP) feature

is a supplemental profit-sharing

contribution provided to participants

who satisfy
certain eligibility requirements.

The contribution amount

is based on

a participant’s age

at the beginning

of the plan

year.

QDP
contributions and earnings are

invested according to the

participant’s investment elections in

effect for Company

contributions,
which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.

If a participant has

not selected his or

her investment elections, the

Company Contributions are

invested in the age-appropriate
Vanguard

Target

Date Retirement Fund,

the default investment

option. The determination

of the Target

Date Fund is

based on
the participant’s year of birth.
Participant Accounts

Under the Plan,

each participant has

two accounts—an employee

account (Employee Account)

and a company

account (Company
Account).

The

Company

Account

is

funded;

per

payroll

for

the

Company

Match,

annually

for

the

Company

Retirement
Contribution

and,

per

specific

payrolls

for

the

QDP.

The

participant

can

change

their

investment

elections

for

Company
Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k)
Roth and

After-tax) at any

time. In

addition, they

can make

different investment elections

for their

Company Contributions,

before-
tax contributions, Roth 401(k) contributions and after-tax contributions.
The participant’s

Employee Account

reflects any

contributions made

by the

participant (such

as before-tax

contributions, Roth
401(k)

and

after-tax

contributions),

in

addition

to

income,

gains,

losses,

withdrawals,

distributions,

loans,

and

expenses
attributable to these contributions.

The participant’s Company

Account reflects his/her

share of the

Company’s contributions from

the Company match,

the Company
retirement contribution, and

the QDP for each plan year

and the income, gains, losses,

withdrawals, distributions, and expenses
attributable to these Company contributions.
Vesting

Participants are fully vested in their Employee Account. A participant becomes 100% vested in his or her Company Account after three years of service, or,

while in service as an employee: attaining age

65, attaining age 55 with 10 years

of service, becoming
totally and permanently disabled, or upon death.
Forfeited Accounts

Forfeited balances of terminated participants’ unvested

Company Accounts contributions are used to

reduce the Company’s total
contributions to the Plan. For the years ended

December 31, 2023, and 2022 total forfeitures

of $10,336,612 and $12,439,734
respectively were

used to reduce

the Company contributions.

The remaining

balances in the

forfeiture account as

of December
31, 2023, and December 31, 2022, were $2,612,156 and $2,634,650, respectively.

NOTE 1

DESCRIPTION OF THE PLAN
(continued)
Payment of Benefits

Upon

the

termination

of

employment

for

any

reason,

including

death,

a

participant

or

his

or

her

beneficiary

may

receive

a
distribution of the entire

vested account balance, which

is generally a lump-sum

cash payment. However,

if any portion of

such
participant’s account

is invested in

the UBS Stock

Fund, then the

participant may elect

to receive

such portion in

UBS shares.

If
the account balance

is greater than $1,000,

the participant may

elect to defer

the lump-sum distribution

until a date

not to extend
beyond April 1 of the year following the year

that the participant attains age 70 1/2.

Note age has changed to 72 for 2020 and
if 73 if you reach age 72 after December 31, 2022.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth

in the Code. All withdrawals or

a portion thereof are subject to taxation as

set forth in the Code.
Notes Receivable from Participants
Notes receivable

from participants represent

participant loans which

are permitted

under certain conditions

provided for

by the
Plan. Participants can borrow

up to the lesser

of 50% of their vested

account balance or $50,000.

The $50,000 limit is

reduced
by the excess

of the participant’s highest

outstanding loan balance

from his or

her account during

the 12-month period

before
the loan is made

(even if repaid)

over the participant’s outstanding

loan balance on

the date the

loan is made. The

loan repayment
shall not exceed a five-year

period, except for loans related

to the purchase of a

primary residence. These loans

shall not exceed
25 years.

The interest

rates on

the loans

range from

5.25% to

10.50%. All

loans, including

interest, are

to be

repaid in

level
amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.
Plan Termination

The Company has not expressed any intent to terminate the

Plan, although it reserves the right to terminate the Plan

at any time,
subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the

Plan by any

entity of the

Company, each participant affected shall

become fully vested

in his/her Company
Account. Any unallocated

assets of the

Plan then held

by the Trustee shall be

allocated among the

appropriate Company Accounts
and Employee Accounts of the participants and will be distributed in a manner determined by the Company.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting

The accompanying financial

statements are prepared on

the accrual basis

of accounting in

conformity with U.S.

generally accepted
accounting principles (U.S. GAAP).
Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any

accrued
but unpaid interest. Interest income on notes

receivable from participants is recorded when it is

earned. Related fees are recorded
as

administrative expenses

and are

expensed when

they are

incurred.

No allowance

for credit

losses has

been recorded

as of
December 31, 2023

or 2022. If

a participant ceases to

make loan repayments

and the Plan administrator

deems the participant
loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates

The preparation of the

accompanying financial statements

in conformity with

U.S. GAAP requires management

to make estimates
and assumptions that affect the

amounts reported in the financial

statements and accompanying notes.

Actual results could differ
from

those estimates.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)
Valuation of Investments and Income Recognition

Purchases and sales of securities

are recorded on a trade-date basis.

Interest income is recorded on the

accrual basis and dividends
are recorded

on the ex-dividend date.

Net appreciation/depreciation includes

the Plan’s gains and

losses on investments bought
and sold as well as held during the year.

Investments held by

the Plan are

stated at fair

value. Fair value

is the price

that would be

received to sell an

asset or paid

to transfer
a liability in an

orderly transaction between market

participants at the

measurement date. (See Note

3 for a

discussion of fair value
measurement).

NOTE 3

FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy

prioritizes the inputs to

valuation techniques used to

measure fair value

into three broad

levels. The fair
value hierarchy gives the

highest priority to quoted prices (unadjusted)

in active markets for identical

financial instruments (Level
1) and

the lowest

priority to

unobservable inputs

(Level 3).

In some

cases, the

inputs used

to measure

fair value

might fall

in
different

levels of

the fair

value hierarchy.

The level

in the

fair value

hierarchy

within which

the fair

value measurement

in its
entirety falls is

determined based on

the lowest level

input that is

significant to the

fair value measurement

in its entirety. Assessing
the significance

of a

particular input

to the

fair value

measurement in

its entirety

requires

considerable judgment

and involves
considering a number of factors specific to the financial instruments.
Level 1
:

Inputs are

quoted prices (unadjusted)

in active

markets for identical

financial instruments that

the reporting entity

has
the

ability

to

access

at

the

measurement

date.

An

active

market

for

the

financial

instrument

is

a

market

in

which
transactions for the

financial instrument occur

with sufficient frequency

and volume to

provide pricing information

on
an ongoing basis.
Level 2:
Inputs other than

quoted prices included within

Level 1 that

are observable for

the financial instrument,

either directly
or indirectly.
Level 3
:

Unobservable inputs for the financial instrument
The following is a description of the valuation

methodologies used for assets measured at fair value. There have been no changes
in the methodologies used at December 31, 2023 and 2022.
Mutual funds:
Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year

end.

Funds

that

are

not

actively

traded

on

an

exchange

are

priced

at

NAV

using

inputs that

corroborate

the

NAV

with
observable (i.e., ongoing redemption and/or subscription activity) market-based data..
Common and

collective trust funds:

Funds that are

actively traded on

an exchange are

priced at the

NAV of

shares held by

the
Plan at year end

(e.g., bond funds, equity

funds, target date funds,

etc.). Funds that are

not actively traded on

an exchange are
priced

at

NAV

using

inputs

that

corroborate

the

NAV

with

observable

(i.e.,

ongoing

redemption

and/or

subscription

activity)
market-based data.
Self Directed

Brokerage Accounts:

Self-Directed Brokerage

Accounts: Mutual

funds and

money market

funds valued

at the

list
price at NAV of shares held by the Plan at the valuation date.

Money market

funds:

Funds record

their corresponding

value at

$1 NAV.

Investments are

valued at

amortized cost

unless this
would not represent fair value.

UBS Stock Fund:

Actively traded securities

are valued at

the closing price

reported on the

active market on

which the individual
securities are traded.

Common Stock:

Actively traded securities

are valued

at the

closing price reported

on the active

market on which

the individual
securities are traded.
Preferred Stock:

Actively traded securities

are valued

at the

closing price reported

on the active

market on which

the individual
securities are traded.
Real Estate Fund:

Actively traded securities are

valued at the closing price

reported on the active market

on which the individual
securities are traded.
Participatory

Note:

Participatory

notes

are

issued

by

registered

Foreign

Institutional

Investor

(FII)

to

overseas

investment

and
transferable by endorsement and delivery.
Short-term investments
: Funds that are

actively traded on an

exchange are priced at

the net asset value (NAV)

of shares held by
the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.

NOTE 3

FAIR VALUE MEASUREMENT
(Continued)
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use

of different

methodologies or

assumptions to

determine the

fair value

of certain

financial instruments

could result

in a
different fair value measurement at the reporting date.

There were no transfers between levels in 2023 and 2022.

At December 31, 2023, the investments held by the Plan within the fair value hierarchy are as follows:
Investments at Fair Value as of December 31, 2022
Level 1 Level 2 Level 3 Total
Mutual funds

$

13,991,872

—

—

$13,991,872
Self Directed Brokerage Account 1,346,162,036
—

—

1,346,162,036
UBS Stock Fund

365,776,711
—

—

365,776,711
Common Stocks 1,700,995,929
—

—

1,700,995,929
Preferred Stock —
—

—

—
Real Estate Funds 26,011,107
—

—

26,011,107
Participatory Note — 4,253,390
—

4,253,390
$3,452,937,655 $4,253,390
$ —

$3,457,191,045
Investments measured at NAV:

Money market funds
(a)
$463,629,838
Short-term investment funds
(b)
42,816,604
U.S. equity funds
(c)
1,513,337,679
Non-U.S. equity funds
(c)
404,523,496
U.S. bond funds
(d)
609,100,587
Non-U.S. bond funds
(e)
31,524,026
Target date funds
(f)
2,326,707,162
Total investments, at NAV

$5,391,639,392
Total investments at fair value $8,848,830,437
At December 31, 2022, the investments held by the Plan within the fair value hierarchy are as follows:
Investments at Fair Value as of December 31, 2021
Level 1 Level 2 Level 3 Total
Mutual funds

$5,842,696
—

—

$5,842,696
Self Directed Brokerage Account 1,187,850,870
—

—

1,187,850,870
UBS Stock Fund

234,215,075
—

—

234,215,075
Common Stocks 1,329,909,837
—

—

1,329,909,837
Preferred Stock 2,739,708
—

—

2,739,708
Real Estate Funds 20,184,918
—

—

20,184,918
Participatory Note
—

2,904,637
—

2,904,637
$2,780,743,104 $2,904,637
$ —

$2,783,647,741
Investments measured at NAV:

Money market funds
(a)
$435,296,190
Short-term investment funds
(b)
38,762,316
U.S. equity funds
(c)
1,193,066,943
Non-U.S. equity funds
(c)
332,927,840
U.S. bond funds
(d)
553,113,447
Non-U.S. bond funds
(e)
26,983,415
Target date funds
(f)
1,930,326,647
Total investments, at NAV

$4,510,476,798
Total investments at fair value $7,294,124,539
(a)

Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(b)

Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances,

there are no redemption restrictions;
redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require

15 days prior
written notice for the short-term investment funds.
(c)

Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(d)

U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

(e)

Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of
15 days.
(f)

Target

date common/collective trust funds are pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year,

the fund will be blended
into the Target

Retirement Income Fund, which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior
written notice of 3 days.

The

above

provides

a

general

description

of

the

investments.

Participants

should

refer

to

the

Investment

Options

Guide

for
information on the investment objectives and strategy of each investment option.
NOTE 4

RISKS AND UNCERTAINTIES
The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks.
Due to the

level of risk

associated with certain

investment securities, it

is quite possible

for the value

of investment securities

to
change in

the near

term. The

changes could

materially affect

participants’ account

balances and

the amounts

reported in

the
statements of net assets available for benefits.
NOTE 5

RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2023, the Plan makes certain investments through the Trust, which are considered to be party-
in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:
–
Notes receivable from participants are considered to be party-in-interest transactions.

–
Investments

in

certain

funds

sponsored

by

UBS

Asset

Management,

a

wholly

owned

subsidiary

of

the

Plan

sponsor,

are
considered to be party-in-interest

transactions. The Plan

offers UBS mutual

funds, a collective

investment trust, and

a separately
managed account as part of the investment fund line-up.
–
The

Plan

invests

in

common

stock

of

UBS

Group

AG.

These

transactions

qualify

as

party-in-interest

transactions.

The

Plan
received a total common stock dividends payment of $ 6,679,465 for 2023.
Certain officers

and employees of

the Plan’s

sponsor (who may

also be

participants in the

Plan) perform administrative

services
related to the Plan’s operation, record keeping and financial reporting. The

Plan’s sponsor pays these individuals’ salaries and

also
pays certain other administrative

expenses on the Plan’s

behalf. The foregoing

transactions are not

deemed prohibited party-in-
interest transactions

because they

are covered

by statutory

and administrative

exemptions from

the Code

and ERISA’s

rules on
prohibited transactions.

Note 6

TAX STATUS
The Plan is a result of the merger and renaming of the

SIP Plan and the Plus Plan, effective January 1, 2015.

Both the SIP Plan and
the Plus Plan

have favorable determination

letters issued by

the IRS, dated

July 29, 2014,

and September

9, 2014, respectively,
stating that the

SIP Plan and

the Plus Plan

are qualified under

Section 401(a) of

the Code and,

therefore, the related trust

is exempt
from taxation.

U.S. GAAP requires

Plan management to evaluate uncertain

tax positions taken by the

Plan. The financial statement effects

of a
tax

position

are

recognized

when

the

position

is

more-likely-than-not,

based

on

the

technical

merits,

to

be

sustained

upon
examination by

the IRS.

The Plan

administrator has

analyzed the

tax positions

taken by

the Plan,

and has

concluded that

as of
December

31, 2023,

there

are

no

uncertain

positions taken

or

expected

to

be

taken. The

Plan

has

recognized

no

interest

or
penalties related to uncertain tax positions.

Note 7

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:
December 31,
2023 2022
Net assets available for benefits per the financial statements

$9,002,857,064 $7,438,151,041
Less: Benefits payable to participants

(5,191,551) (2,683,875)
Net assets available for benefits per Form 5500

$8,997,665,513 $7,435,467,166
The

accompanying

financial

statements

present

benefits

distributions

to

participants

on

cash

basis.

The

Form

5500

requires
benefits distributions to be reported as a benefits payable in the plan year.

Therefore, the adjustment from cash basis to

accrual
basis for benefits distributions represents a reconciling item.
The following

is a reconciliation

of net

increase in

net assets per

the financial

statements to the

Form 5500

for the

year ended
December 31, 2023:
Net increase/(Decrease) in net assets available for benefits per the financial statements
$1,564,706,023
Add: Benefits payable to participants at December 31,2022 2,683,875
Less: Benefits payable to participants at December 31,2023 (5,191,551)
Net increase/(Decrease) in net assets per Form 5500 $1,562,198,347
NOTE 8

SUBSEQUENT EVENTS
In March 2023,

UBS Group AG

(“UBS”) entered

into an agreement

to acquire Credit

Suisse Group

AG by means

of a statutory
merger

under Swiss

law.

UBS completed

the acquisition

of

Credit

Suisse

on

June 12,

2023 and

Credit

Suisse

Group

AG was
merged into

UBS Group

AG. The combined

entity operates as

a consolidated banking

group. On May

31, 2024, the

merger of
the parent banks, UBS AG and Credit

Suisse AG, was completed. The transition to a single intermediate holding company in the
U.S. was completed on June

7, 2024.

The acquisition and subsequent

integration steps have not

resulted in an impact to

the Plan
at this time.

SUPPLEMENTAL SCHEDULE
UBS 401(K) PLAN
EIN: 13-2638166
Plan #: 002
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2023

Security Description / Asset ID
Share / Par Value

Cost Current Value
Non-Interest Bearing Cash - USD
BRL - Brazilian real 0.140 0.13 0.14
GBP - British pound sterling 34,432.500 34,434.49 34,432.50
CAD - Canadian dollar 17,917.990 17,917.34 17,917.99
DKK - Danish krone 73.220 73.62 73.22
EUR - Euro 59,112.840 59,121.57 59,112.84
CNH - HK offshore Chinese Yuan Renminbi 33,482.010 33,184.77 33,482.01
HKD - Hong Kong dollar 32.340 32.29 32.34
JPY - Japanese yen 41,558.650 41,141.67 41,558.65
MXN - Mexican peso 6.930 6.94 6.93
SGD - Singapore dollar 15,988.350 15,691.13 15,988.35
ZAR - South African rand 22.240 28.27 22.24
SEK - Swedish krona -36.380 -36.38 -36.38
CHF - Swiss franc 13.240 13.24 13.24
USD - United States dollar 126,290.370 126,290.37 126,290.37
Total - all currencies 327,899.45 328,894.44
Total Non-Interest Bearing Cash - USD 327,899.45 328,894.44
Receivables - Other - USD
Pending foreign exchange purchases: Danish krone 0.000 328,280.96 327,533.44
Pending foreign exchange purchases: Euro 0.000 14,070.39 14,037.47
Pending foreign exchange purchases: Japanese yen 0.000 183,594.53 184,034.64
Pending foreign exchange purchases: Mexican peso 0.000 214,855.89 215,340.21
Pending foreign exchange purchases: United States dollar 0.000 139,854.91 139,854.91
Total - all currencies 880,656.68 880,800.67
Pending trade sales: British pound sterling 0.000 106,714.39 106,414.87
Pending trade sales: Canadian dollar 0.000 22,558.54 22,593.61
Pending trade sales: Euro 0.000 166,278.84 165,399.79
Pending trade sales: United States dollar 0.000 2,692,542.55 2,692,542.55
Total - all currencies 2,988,094.32 2,986,950.82
Total Receivables - Other USD 3,868,751.00 3,867,751.49
Corporate Stock - Common
Belgium - EUR
ARGEN X SE SEDOL : BNHKYX4 891.000 441,275.36 338,087.53
UCB NPV SEDOL : 5596991 29,646.000 3,133,532.17 2,583,853.04
Total Belgium - EUR 3,574,807.53 2,921,940.57
Brazil - USD
ADR PETROLEO BRASILEIRO SA PETROBRAS SPONSORED

ADR SEDOL : 2616580
145,073.000 2,294,744.10 2,316,815.81
Total Brazil - USD 2,294,744.10 2,316,815.81
Canada - CAD
CDN NATL RAILWAYS

COM NPV SEDOL : 2180632
26,600.000 3,084,600.14 3,359,798.27
CDN PAC KANS CY COM NPV SEDOL : BMBQR09 55,800.000 4,058,724.32 4,436,578.19
KINAXIS INC COM NPV SEDOL : BN85P68 1,300.000 186,275.35 146,612.32
Total Canada - CAD 7,329,599.81 7,942,988.78
Canada - USD
CAMECO CORP COM CUSIP : 13321L108 40,966.000 430,797.64 1,765,634.60
FIRSTSERVICE CORP COM NPV CUSIP : 33767E202 9,306.000 842,997.85 1,508,409.54
WHITECAP RES INC COM NEW CUSIP : 96467A200 156,220.000 1,303,542.99 1,050,267.06
Total Canada - USD 2,577,338.48 4,324,311.20
China - USD
ADR LEGEND BIOTECH CORP SPON ADS EACH REP 2 ORD SHS SEDOL : BMX9K07 38,187.000 2,457,640.04 2,297,711.79
ADR PROSUS N.V.

ADR NASPERS NEWCO-ADR CUSIP : 74365P108
1,540,953.000 10,742,118.64 9,168,670.35
Total China - USD 13,199,758.68 11,466,382.14
Denmark - DKK
CARLSBERG SER'B'DKK20 SEDOL : 4169219 13,440.000 1,766,982.92 1,686,485.14
DANSKE BANK A/S DKK10 SEDOL : 4588825 95,447.000 2,179,486.45 2,551,533.16
DSV A S DKK1 SEDOL : B1WT5G2 1,871.000 329,245.46 328,683.38
NKT A/S SEDOL : 7106354 1,892.000 124,329.09 130,033.21
NOVO NORDISK A/S SER'B'DKK0.1 SEDOL : BP6KMJ1 52,416.000 3,297,029.13 5,422,304.65
Total Denmark - DKK 7,697,073.05 10,119,039.54
Denmark - USD
ADR ASCENDIS PHARMA A/S SPONSORED ADR SEDOL :

BV9G6B8
15,139.000 1,939,606.54 1,906,757.05
ADR NOVO-NORDISK A S ADR SEDOL : 2651202 17,825.000 1,246,131.17 1,843,996.25
Total Denmark - USD 3,185,737.71 3,750,753.30

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
France - EUR
AIR LIQUIDE(L') EUR5.50 SEDOL : B1YXBJ7 37,225.000 4,978,086.71 7,242,159.50
AIRBUS SE EUR1 SEDOL : 4012250 14,820.000 1,835,176.13 2,288,326.25
AXA SA EUR2.29 SEDOL : 7088429 58,846.000 1,774,261.79 1,916,974.88
BNP PARIBAS EUR2 SEDOL : 7309681 21,661.000 1,338,574.24 1,497,642.50
PERNOD RICARD NPV EUR 1.55 SEDOL : 4682329 1,865.000 363,381.74 329,112.52
SAFRAN SA EUR0.20 SEDOL : B058TZ6 16,080.000 2,292,593.59 2,832,451.66
SCHNEIDER ELECTRIC EUR4.00 SEDOL : 4834108 4,907.000 858,130.94 985,341.69
VINCI EUR2.50 SEDOL : B1XH026 1,901.000 209,819.79 238,763.14
Total France - EUR 13,650,024.93 17,330,772.14
France - USD
ADR SAFRAN ADR CUSIP : 786584102 413,296.000 12,756,654.86 18,238,752.48
Total France - USD 12,756,654.86 18,238,752.48
Germany - EUR
ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL : 5231485 20,097.000 4,616,873.35 5,371,326.61
DEUTSCHE BANK AG NPV(REGD) SEDOL : 5750355 50,261.000 682,901.82 686,459.34
DEUTSCHE BOERSE AG NPV(REGD) SEDOL : 7021963 22,471.000 2,374,398.01 4,629,413.12
DEUTSCHE TELEKOM NPV(REGD) SEDOL : 5842359 253,265.000 4,564,334.99 6,084,979.79
Total Germany - EUR 12,238,508.17 16,772,178.86
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 805,048.000 12,148,505.02 7,430,593.04
SAP SE-SPONSORED ADR CUSIP : 803054204 84,673.000 11,280,337.19 13,089,599.07
Total Germany - USD 23,428,842.21 20,520,192.11
Hong Kong - HKD
AIA GROUP LTD NPV SEDOL : B4TX8S1 37,000.000 395,337.54 322,447.83
Total Hong Kong - HKD 395,337.54 322,447.83
Hungary - GBP
WIZZ AIR HLDGS PLC ORD GBP0.0001 SEDOL : BN574F9 26,099.000 634,582.59 735,621.99
Total Hungary - GBP 634,582.59 735,621.99
Israel - USD
ADR NICE LTD SPONSORED ADR CUSIP : 653656108 11,343.000 2,075,372.66 2,263,041.93
CYBER-ARK SOFTWARE LTD COM ILS0.01 CUSIP : M2682V108 17,933.000 2,910,591.46 3,928,223.65
WIX.COM LTD COM ILS0.01 CUSIP : M98068105 28,762.000 2,350,731.53 3,538,301.24
Total Israel - USD 7,336,695.65 9,729,566.82
Japan - JPY
DAIICHI SANKYO COM NPV SEDOL : B0J7D91 68,000.000 2,258,573.26 1,867,612.43
KEISEI ELEC RY CO NPV SEDOL : 6487425 28,400.000 1,128,720.07 1,342,442.90
NIPPON SANSO HOLDINGS CORP SEDOL : 6640541 52,736.000 1,167,385.38 1,412,477.91
OTSUKA HOLDINGS CO LTD SEDOL : B5LTM93 30,300.000 1,145,221.65 1,136,733.58
Total Japan - JPY 5,699,900.36 5,759,266.82
Korea, Republic of - USD
COUPANG INC SEDOL : BNYHDF3 179,353.000 4,672,679.87 2,903,725.07
Total Korea, Republic of – USD 4,672,679.87 2,903,725.07
Mexico - MXN
WAL-MART DE MEX COM NPV SEDOL : BW1YVH8 187,410.000 772,509.42 792,047.81
Total Mexico - MXN 772,509.42 792,047.81
Netherlands - EUR
ASML HOLDING NV EUR0.09 SEDOL : B929F46 1,436.000 1,012,458.58 1,081,365.32
HEINEKEN NV EUR1.60 SEDOL : 7792559 20,740.000 2,252,482.32 2,106,385.97
WOLTERS KLUWER EUR0.12 SEDOL : 5671519 5,081.000 641,414.55 722,357.93
Total Netherlands - EUR 3,906,355.45 3,910,109.22
Netherlands - USD
ADR ARGENX SE SPONSORED ADS SEDOL : BDVLM39 5,749.000 2,157,566.73 2,187,092.07
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)

SEDOL : B908F01
10,446.000 3,013,346.72 7,906,786.32
AERCAP HOLDINGS N.V. EUR0.01 SEDOL : B1HHKD3 247,888.000 14,197,805.47 18,423,036.16
Total Netherlands - USD 19,368,718.92 28,516,914.55
Russian Federation - USD
MMC NORILSK NICKEL ADR EACH REPR 1/10 SHARE (S SEDOL :

BYSW6D0
86,763.000 2,758,734.52 163,982.07
SBERBANK OF RUSSIA SPON ADR SEDOL : B5SC091 169,458.000 2,844,610.07 7,676.45
Total Russian Federation - USD 5,603,344.59 171,658.52
Singapore - SGD
DBS GROUP HLDGS NPV SEDOL : 6175203 20,678.000 495,810.99 523,729.80
UTD O/S BANK NPV SEDOL : 6916781 31,058.000 665,579.95 669,850.73
Total Singapore - SGD 1,161,390.94 1,193,580.53
Spain - EUR
FERROVIAL SE EUR0.01 SEDOL : BRS7CF0 51,444.000 1,450,152.60 1,876,447.86
Total Spain - EUR 1,450,152.60 1,876,447.86

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
Sweden - USD
SPOTIFY TECHNOLOGY S A COM EUR0.025 SEDOL : BFZ1K46 21,732.000 3,683,142.68 4,083,660.12
Total Sweden - USD 3,683,142.68 4,083,660.12
Switzerland - CHF
ALCON INC SEDOL : BJT1GR5 28,855.000 2,242,506.52 2,250,391.73
COMP.FIN.RICHEMONT CHF1 (REGD) SEDOL : BCRWZ18 15,832.000 2,128,585.12 2,177,335.00
LONZA GROUP AG CHF1 (REGD) SEDOL : 7333378 773.000 498,604.30 324,850.12
MEDACTA GROUP SA CHF0.10 SEDOL : BJYLTQ0 10,634.000 917,863.48 1,586,919.03
NESTLE SA CHF0.10(REGD) SEDOL : 7123870 40,961.000 4,280,573.26 4,745,567.77
Total Switzerland - CHF 10,068,132.68 11,085,063.65
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107 11,837,434.000 204,813,796.27 365,776,710.60
Total Switzerland - USD 204,813,796.27 365,776,710.60
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING ADS REP 5 TWD10 CUSIP : 874039100 110,343.000 10,196,491.47 11,475,672.00
Total Taiwan - USD 10,196,491.47 11,475,672.00
United Kingdom - GBP
ASTRAZENECA ORD USD0.25 SEDOL : 0989529 11,657.000 1,633,361.54 1,575,196.57
BAE SYSTEMS ORD GBP0.025 SEDOL : 0263494 239,651.000 2,742,358.99 3,392,656.62
CRH PLC EQUITY SEDOL : 0182704 9,353.000 544,509.27 645,045.42
DIAGEO PLC ORD GBP0.28 101/108 SEDOL : 0237400 12,742.000 591,393.52 463,914.45
RECKITT BENCK GRP ORD GBP0.10 SEDOL : B24CGK7 29,675.000 2,217,426.43 2,050,369.39
RELX PLC SEDOL : B2B0DG9 76,857.000 2,570,041.87 3,047,094.43
Total United Kingdom - GBP 10,299,091.62 11,174,276.88
United Kingdom - USD
ADR ASTRAZENECA PLC SPONSORED ADR UNITEDKINGDOM

SEDOL : 2989044
10,041.000 655,905.66 676,261.35
ADR IMMUNOCORE HLDGS PLC ADS CUSIP : 45258D105 25,683.000 1,162,897.72 1,754,662.56
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 82,116.000 4,768,084.63 5,403,232.80
Total United Kingdom - USD 6,586,888.01 7,834,156.71
United States - USD
ACADIA HEALTHCARE CO INC COM CUSIP : 00404A109 30,246.000 1,702,603.63 2,351,928.96
ADOBE INC COM SEDOL : 2008154 12,422.000 5,837,091.83 7,410,965.20
ADVANCED DRAIN SYS INC DEL COM CUSIP : 00790R104 19,234.000 2,116,498.25 2,705,069.76
ADVANCED MICRO DEVICES INC COM SEDOL : 2007849 28,592.000 1,854,051.98 4,214,746.72
AECOM SEDOL : B1VZ431 25,824.000 1,809,060.57 2,386,912.32
AEROVIRONMENT INC COM CUSIP : 008073108 21,810.000 2,437,098.93 2,748,932.40
AFFIRM HLDGS INC CL A CL A SEDOL : BMF9NM8 28,232.000 842,300.30 1,387,320.48
ALARM COM HLDGS INC COM CUSIP : 011642105 23,720.000 1,590,345.08 1,532,786.40
ALLETE INC COM NEW SEDOL : B02R1L6 38,610.000 2,453,806.22 2,361,387.60
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 168,496.000 12,890,015.62 23,746,141.28
ALPHABET INC CAPITAL STOCK USD0.001 CL A CUSIP : 02079K305 336,037.000 22,304,944.55 46,941,008.53
AMAZON COM INC COM SEDOL : 2000019 573,614.000 51,294,904.47 87,154,911.16
AMBARELLA INC SHS CUSIP : G037AX101 15,407.000 1,210,397.92 944,295.03
AMER FINL GROUP INC OH COM STK SEDOL : 2134532 13,206.000 1,894,596.68 1,570,061.34
AMERESCO INC CUSIP : 02361E108 49,101.000 2,976,554.92 1,555,028.67
AMICUS THERAPEUTICS INC COM CUSIP : 03152W109 123,439.000 1,657,654.70 1,751,599.41
AMPHENOL CORP NEW CL A SEDOL : 2145084 95,212.000 7,450,980.56 9,438,365.56
ANTERO RES CORP COM SEDOL : BFD2WR8 51,605.000 1,435,850.82 1,170,401.40
AON PLC SEDOL : BLP1HW5 42,972.000 8,334,569.46 12,505,711.44
APARTMENT INCOME REIT CORP COM SEDOL : BN6QGL5 63,548.000 3,134,329.51 2,207,022.04
APPFOLIO INC COM CL A COM CL A CUSIP : 03783C100 14,944.000 2,955,426.81 2,588,898.56
APPLE INC COM STK SEDOL : 2046251 264,136.000 21,176,120.01 50,854,104.08
ARCELLX INC COM CUSIP : 03940C100 23,132.000 761,225.80 1,283,826.00
ARCH RES INC DEL CL A CL A SEDOL : BLB8B95 12,115.000 1,882,454.76 2,010,363.10
ARROWHEAD PHARMACEUTICALS INC COM CUSIP : 04280A100 42,233.000 1,422,702.03 1,292,329.80
ARTISAN PARTNERS ASSET MGMT INC CL A CL A SEDOL : B8FW545 36,000.000 1,364,234.91 1,590,480.00
ARVINAS INC COM CUSIP : 04335A105 41,081.000 1,646,663.17 1,690,893.96
ATI INC COM CUSIP : 01741R102 105,844.000 4,242,111.93 4,812,726.68
ATKORE INC SEDOL : BDHF495 12,116.000 1,063,829.68 1,938,560.00
ATLANTIC UN BANKSHARES CORP COM SEDOL : BFZ9DB8 49,468.000 1,807,625.13 1,807,560.72
ATLASSIAN CORP CL A SEDOL : BQ1PC76 24,976.000 5,721,349.91 5,940,791.36
ATRICURE INC COM STK CUSIP : 04963C209 50,389.000 2,448,079.25 1,798,383.41
AURORA INNOVATION INC CL A COM SEDOL : BMF0P92 213,646.000 683,026.23 933,633.02
AXON ENTERPRISE INC COM CUSIP : 05464C101 11,415.000 1,057,708.88 2,948,836.95
AZEK CO INC CL A CL A CUSIP : 05478C105 103,389.000 2,520,355.92 3,954,629.25

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
BECTON DICKINSON & CO COM SEDOL : 2087807 25,868.000 6,450,866.01 6,307,394.44
BELDEN INC COM SEDOL : B01WL78 22,200.000 1,363,296.75 1,714,950.00
BELLRING BRANDS INC COM USD0.01 CUSIP : 07831C103 61,733.000 2,563,028.70 3,421,860.19
BERRY GLOBAL GROUP INC COM USD0.01 SEDOL : B8BR3H3 34,905.000 1,946,375.90 2,352,247.95
BIO-TECHNE CORP COM CUSIP : 09073M104 25,895.000 2,104,430.20 1,998,058.20
BJS WHSL CLUB HLDGS INC COM SEDOL : BFZNZF8 26,732.000 1,797,446.63 1,781,955.12
BK HAW CORP COM SEDOL : 2074070 30,700.000 1,652,348.80 2,224,522.00
BLOOMIN BRANDS INC COM CUSIP : 094235108 160,802.000 3,358,647.02 4,526,576.30
BLUEPRINT MEDICINES CORP COM CUSIP : 09627Y109 19,780.000 1,690,171.89 1,824,507.20
BOISE CASCADE CO COM CUSIP : 09739D100 24,529.000 903,291.02 3,173,071.44
BOOKING HLDGS INC COM SEDOL : BDRXDB4 2,435.000 4,596,087.72 8,637,480.70
BRAZE INC CL A CL A CUSIP : 10576N102 62,537.000 2,731,828.68 3,322,590.81
BRIGHT HORIZONS FA COM USD0.001 CUSIP : 109194100 19,199.000 1,678,471.53 1,809,313.76
BRINKS CO COM CUSIP : 109696104 52,851.000 3,784,770.00 4,648,245.45
BRUNSWICK CORP COM SEDOL : 2149309 19,725.000 1,622,303.46 1,908,393.75
BUILDERS FIRSTSOURCE INC COM STK CUSIP : 12008R107 12,938.000 494,547.29 2,159,869.72
BURLINGTON STORES INC COM CUSIP : 122017106 6,426.000 1,305,402.73 1,249,728.48
BWX TECHNOLOGIES INC COM CUSIP : 05605H100 74,676.000 4,604,138.81 5,729,889.48
CACTUS INC CL A CL A SEDOL : BF1GM16 29,863.000 1,702,118.54 1,355,780.20
CADENCE DESIGN SYS INC COM SEDOL : 2302232 17,554.000 2,972,100.21 4,781,182.98
CAESARS ENTMT INC NEW COM SEDOL : BMWWGB0 38,430.000 2,453,063.10 1,801,598.40
CALIFORNIA RES CORP COM USD0.01 SEDOL : BMBK002 28,245.000 1,560,217.88 1,544,436.60
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 98,192.000 8,587,211.50 12,874,935.04
CARLISLE COMPANIES INC COM SEDOL : 2176318 8,963.000 2,278,560.76 2,800,310.09
CARLYLE GROUP INC COM CUSIP : 14316J108 79,445.000 2,523,633.16 3,232,617.05
CASELLA WASTE SYS INC CL A COM STK CUSIP : 147448104 22,453.000 1,737,014.64 1,918,833.38
CERTARA INC COM CUSIP : 15687V109 60,020.000 1,355,375.44 1,055,751.80
CF INDS HLDGS INC COM CUSIP : 125269100 40,878.000 2,829,535.46 3,249,801.00
CHARLES RIV LABORATORIES INTL INC COM CUSIP : 159864107 5,138.000 1,409,181.03 1,214,623.20
CHART INDS INC COM PAR $0.01 COM PAR $0.01 CUSIP : 16115Q308 27,309.000 3,107,989.51 3,723,035.97
CHARTER COMMUNICATIONS INC NEW CL A CL A CUSIP : 16119P108 6,411.000 2,008,118.11 2,491,827.48
CHEMED CORP NEW COM CUSIP : 16359R103 5,396.000 2,600,784.03 3,155,311.00
CHESAPEAKE ENERGY CORP COM NEW 01/2021 CUSIP : 165167735 30,050.000 1,931,534.37 2,312,047.00
CHIPOTLE MEXICAN GRILL INC COM STK SEDOL : B0X7DZ3 2,190.000 2,242,174.10 5,008,442.40
CHORD ENERGY CORPORATION COM USD0.01 SEDOL : BLDDYB1 8,911.000 1,147,960.93 1,481,275.53
CHURCHILL DOWNS INC COM CUSIP : 171484108 23,375.000 1,807,624.04 3,153,988.75
CINEMARK HLDGS INC COM SEDOL : B1W7RQ0 81,439.000 1,291,626.29 1,147,475.51
CIVITAS RES INC COM SEDOL : BMG9GG2 21,325.000 1,403,564.76 1,458,203.50
CLEAN HBRS INC COM SEDOL : 2202473 14,753.000 1,753,580.28 2,574,546.03
CLEARWATER ANALYTICS HLDGS INC CL A CL A CUSIP : 185123106 202,909.000 3,726,224.68 4,064,267.27
CLEVELAND CLIFFS USD0.125 SEDOL : BYVZ186 116,227.000 1,866,470.25 2,373,355.34
COGNEX CORP COM CUSIP : 192422103 30,451.000 1,989,513.07 1,271,024.74
COLUMBIA BKG SYS INC COM CUSIP : 197236102 74,397.000 2,039,558.06 1,984,911.96
COMCAST CORP NEW-CL A CUSIP : 20030N101 319,888.000 11,970,916.30 14,027,088.80
COMMERCIAL METALS CO COM SEDOL : 2213260 42,247.000 1,834,140.73 2,114,039.88
CONFLUENT INC CL A CL A CUSIP : 20717M103 119,654.000 2,715,251.70 2,799,903.60
CONMED CORP COM CUSIP : 207410101 23,006.000 2,921,762.91 2,519,387.06
CONOCOPHILLIPS COM CUSIP : 20825C104 279,583.000 29,614,209.05 32,451,198.81
CORE & MAIN INC COM CL A COM CL A SEDOL : BNXKS92 57,600.000 1,347,259.04 2,327,616.00
COTY INC COM CL A COM CL A SEDOL : BBBSMJ2 155,027.000 1,374,020.61 1,925,435.34
CRH ORD EUR 0.32 SEDOL : B01ZKD6 29,958.000 1,872,365.92 2,071,895.28
CROWN HLDGS INC COM CUSIP : 228368106 24,566.000 1,871,495.56 2,262,282.94
CURTISS WRIGHT CORP COM SEDOL : 2241205 10,220.000 1,431,757.61 2,276,913.80
DANAHER CORP COM SEDOL : 2250870 6,700.000 1,426,690.84 1,549,978.00
DAVE & BUSTERS ENTMT INC COM CUSIP : 238337109 49,926.000 1,764,268.90 2,688,515.10
DECIPHERA PHARMACEUTICALS INC COM CUSIP : 24344T101 83,674.000 1,351,420.69 1,349,661.62
DIAMOND OFFSHORE DRILLING INC COM NEW COM

NEW SEDOL : BN0W664
113,147.000 1,414,306.34 1,470,911.00
DIGITALOCEAN HLDGS INC COM CUSIP : 25402D102 41,989.000 1,861,585.21 1,540,576.41
DIODES INC COM SEDOL : 2270500 23,730.000 1,818,766.03 1,910,739.60
DOLLAR GEN CORP NEW COM SEDOL : B5B1S13 22,500.000 2,636,703.22 3,058,875.00
DOUBLEVERIFY HLDGS INC COM CUSIP : 25862V105 75,890.000 2,540,832.94 2,791,234.20
DUOLINGO INC CL A COM CL A COM CUSIP : 26603R106 16,377.000 2,483,623.04 3,715,122.45
DYNATRACE INC COM CUSIP : 268150109 131,576.000 6,051,292.23 7,195,891.44
E L F BEAUTY INC COM CUSIP : 26856L103 21,422.000 2,267,904.57 3,092,051.48

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
EAGLE MATLS INC COM CUSIP : 26969P108 6,233.000 1,175,169.82 1,264,301.72
EAST WEST BANCORP INC COM SEDOL : 2487407 24,104.000 1,903,563.24 1,734,282.80
ELASTIC N V COM USD0.01 CUSIP : N14506104 34,272.000 2,269,081.26 3,862,454.40
ELEVANCE HEALTH INC CUSIP : 036752103 29,388.000 11,318,984.55 13,858,205.28
ELI LILLY & CO COM SEDOL : 2516152 20,105.000 6,933,208.12 11,719,606.60
ENCOMPASS HEALTH CORP COM USD0.01 CUSIP : 29261A100 78,699.000 4,292,316.91 5,250,797.28
ENTEGRIS INC COM CUSIP : 29362U104 10,522.000 645,175.56 1,260,746.04
ESSENT GROUP LTD COM STK CUSIP : G3198U102 31,687.000 1,007,388.60 1,671,172.38
EURONET WORLDWIDE INC COM CUSIP : 298736109 24,843.000 3,124,030.74 2,521,316.07
EVEREST GROUP LTD CUSIP : G3223R108 3,992.000 1,565,201.97 1,411,491.36
EVOLENT HEALTH INC CL A CL A CUSIP : 30050B101 52,259.000 1,540,376.11 1,726,114.77
EXLSERVICE COM INC COM STK CUSIP : 302081104 36,134.000 1,064,535.62 1,114,733.90
FAIR ISAAC CORPORATION COM SEDOL : 2330299 3,746.000 3,321,828.58 4,360,381.46
FIRST BANCORP N C COM CUSIP : 318910106 55,218.000 2,266,739.61 2,043,618.18
FIRST WATCH RESTAURANT GROUP INC COM CUSIP : 33748L101 132,400.000 2,317,017.47 2,661,240.00
FISERV INC COM SEDOL : 2342034 128,005.000 13,018,642.22 17,004,184.20
FIVE BELOW INC COM USD0.01 CUSIP : 33829M101 13,441.000 2,303,735.07 2,865,083.56
FLEX LTD COM USD0.01 SEDOL : 2353058 61,261.000 1,132,514.02 1,866,010.06
FLUOR CORP NEW COM SEDOL : 2696838 57,778.000 1,721,473.98 2,263,164.26
FLYWIRE CORP COM VTG COM VTG CUSIP : 302492103 155,092.000 4,854,391.99 3,590,379.80
FORMFACTOR INC COM STK SEDOL : 2891826 47,600.000 1,681,817.46 1,985,396.00
FRESHPET INC COM CUSIP : 358039105 36,439.000 2,300,188.88 3,161,447.64
GE AEROSPACE CUSIP : 369604301 157,838.000 10,199,270.99 20,144,863.94
GITLAB INC CL A COM CUSIP : 37637K108 55,751.000 2,768,940.64 3,510,082.96
GLACIER BANCORP INC NEW COM SEDOL : 2370585 54,300.000 1,847,736.13 2,243,676.00
GLOBAL PMTS INC COM SEDOL : 2712013 54,135.000 8,800,523.34 6,875,145.00
GLOBUS MED INC CL A NEW COM STK CUSIP : 379577208 16,978.000 1,186,680.96 904,757.62
GOLDMAN SACHS GROUP INC COM CUSIP : 38141G104 48,854.000 11,530,369.70 18,846,407.58
GRAPHIC PACKAGING HLDG CO COM STK CUSIP : 388689101 100,136.000 2,358,923.13 2,468,352.40
GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP : 40171V100 27,225.000 2,723,097.25 2,968,614.00
GXO LOGISTICS INC COM CUSIP : 36262G101 72,563.000 4,266,180.13 4,437,953.08
HEALTHEQUITY INC COM CUSIP : 42226A107 23,792.000 1,367,240.32 1,577,409.60
HEICO CORP NEW CL A CL A CUSIP : 422806208 14,954.000 1,711,420.76 2,130,047.76
HILTON WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203 57,458.000 4,348,108.23 10,462,527.22
HOWMET AEROSPACE INC COM USD1.00 WI SEDOL : BKLJ8V2 36,700.000 1,837,637.42 1,986,204.00
HUMANA INC COM SEDOL : 2445063 7,788.000 2,726,212.60 3,565,424.28
HUNTSMAN CORP COM STK SEDOL : B0650B9 65,256.000 1,541,315.95 1,639,883.28
IDEAYA BIOSCIENCES INC COM CUSIP : 45166A102 51,837.000 1,223,566.44 1,844,360.46
IMMUNOVANT INC COM CUSIP : 45258J102 31,042.000 1,226,482.24 1,307,799.46
IMPINJ INC COM CUSIP : 453204109 31,370.000 2,705,338.04 2,824,241.10
INGERSOLL RAND INC COM SEDOL : BL5GZ82 100,112.000 3,015,579.74 7,742,662.08
INGEVITY CORP COM SEDOL : BD4LHG4 33,319.000 1,553,661.88 1,573,323.18
INSMED INC COM PAR $.01 CUSIP : 457669307 102,866.000 2,603,280.34 3,187,817.34
INSPIRE MED SYS INC COM CUSIP : 457730109 22,203.000 2,940,516.98 4,516,756.29
INSULET CORP COM STK CUSIP : 45784P101 9,765.000 2,016,092.21 2,118,809.70
INTELLIA THERAPEUTICS INC COM CUSIP : 45826J105 15,318.000 2,007,816.30 467,045.82
INTERNATIONAL SEAWAYS INC INTERNATIONAL SEAWAYS

INC COMMON STOCK SEDOL : BYX60M4
32,495.000 1,380,421.03 1,477,872.60
INTRA-CELLULAR THERAPIES INC COM CUSIP : 46116X101 24,005.000 1,138,091.22 1,719,238.10
INTUIT COM SEDOL : 2459020 35,884.000 10,778,460.68 22,428,576.52
INTUITIVE SURGICAL INC COM NEW STK SEDOL : 2871301 37,409.000 7,034,538.29 12,620,300.24
IRONWOOD PHARMACEUTICALS INC COM CL A SEDOL : B3MZ6K5 175,838.000 2,007,281.67 2,011,586.72
ITT INC COM SEDOL : BZBY209 22,067.000 1,703,541.07 2,633,034.44
JABIL INC COM USD0.001 SEDOL : 2471789 13,285.000 810,826.12 1,692,509.00
JAMF HLDG CORP COM CUSIP : 47074L105 96,826.000 3,632,272.00 1,748,677.56
JAZZ PHARMACEUTICALS PLC COM USD0.0001 SEDOL : B4Q5ZN4 10,425.000 1,707,062.05 1,282,275.00
JUNIPER NETWORKS INC COM SEDOL : 2431846 79,091.000 2,302,248.96 2,331,602.68
KBR INC COM CUSIP : 48242W106 33,122.000 1,599,220.24 1,835,290.02
KINSALE CAP GROUP INC COM SEDOL : BD1MGQ3 3,166.000 767,771.86 1,060,325.06
KIRBY CORP COM SEDOL : 2493534 25,850.000 1,861,954.28 2,028,708.00
KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK USD0.01 SEDOL : BF0LKD0 37,035.000 2,192,564.82 2,135,067.75
KONTOOR BRANDS INC COM NPV WI SEDOL : BJTJGC4 29,050.000 1,378,260.38 1,813,301.00
KORN FERRY COM SEDOL : 2386849 20,253.000 1,166,718.88 1,202,015.55
KOSMOS ENERGY LTD COM USD0.01 CUSIP : 500688106 169,424.000 1,331,806.71 1,136,835.04
KULICKE & SOFFA INDS INC COM SEDOL : 2498001 32,850.000 1,775,456.24 1,797,552.00
KYMERA THERAPEUTICS INC COM CUSIP : 501575104 33,512.000 1,389,592.64 853,215.52
LANCASTER COLONY CORP COM CUSIP : 513847103 15,861.000 2,826,819.76 2,639,111.79
LATTICE SEMICONDUCTOR CORP COM CUSIP : 518415104 49,752.000 2,096,090.88 3,432,390.48
LEIDOS HLDGS INC COM SEDOL : BDV82B8 14,544.000 1,486,049.47 1,574,242.56

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
LIBERTY BROADBAND CORP COM SER A COM SERA CUSIP : 530307107 19,336.000 1,564,330.24 1,559,255.04
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 129,776.000 13,053,006.90 10,458,647.84
LIBERTY MEDIA CORP DEL COM LIBERTY FORMULA ONE SER C SEDOL : BPLYVN5 22,181.000 1,284,456.99 1,400,286.53
LIGHT & WONDER INC COM USD0.001 SEDOL : 2919290 20,139.000 1,338,224.31 1,653,613.29
LINCOLN NATL CORP COM SEDOL : 2516378 52,235.000 1,430,741.18 1,408,777.95
LINDE PLC SEDOL : BNZHB81 17,532.000 2,222,072.22 7,200,567.72
LIONS GATE ENTMT CORP CL B NON VTG NON VOTING SHS CL B SEDOL : BD8NB53 100,000.000 1,388,777.22 1,019,000.00
LIVANOVA PLC ORD GBP1.00 (DI) SEDOL : BYMT0J1 32,630.000 1,882,941.55 1,688,276.20
LIVE NATION ENTERTAINMENT INC CUSIP : 538034109 18,815.000 1,351,229.00 1,761,084.00
MADDEN STEVEN LTD COM SEDOL : 2553911 50,300.000 1,694,085.89 2,112,600.00
MARRIOTT INTL INC NEW COM STK CL A CUSIP : 571903202 44,430.000 4,365,961.03 10,019,409.30
MARRIOTT VACATIONS WORLDWIDE CORP COM SEDOL : B45K9N8 21,038.000 2,703,142.29 1,785,915.82
MASTEC INC COM CUSIP : 576323109 34,657.000 1,804,010.18 2,624,228.04
MASTERCARD INC CL A SEDOL : B121557 40,984.000 14,225,030.17 17,480,085.84
MATADOR RES CO COM CUSIP : 576485205 37,619.000 1,948,674.57 2,139,016.34
MEDPACE HLDGS INC COM CUSIP : 58506Q109 16,648.000 1,779,230.52 5,103,111.44
MERCURY SYSTEMS INC CUSIP : 589378108 61,851.000 3,857,351.80 2,261,891.07
MERIT MED SYS INC COM CUSIP : 589889104 34,253.000 1,893,375.11 2,601,857.88
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 145,047.000 27,949,627.41 51,340,836.12
MGIC INVT CORP WIS COM SEDOL : 2548616 117,000.000 1,591,736.82 2,256,930.00
MGP INGREDIENTS INC NEW COM SEDOL : B6ZJTH3 14,900.000 1,333,443.28 1,467,948.00
MICROSOFT CORP COM SEDOL : 2588173 298,568.000 40,553,406.25 112,273,510.72
MKS INSTRS INC COM SEDOL : 2404871 24,698.000 1,980,174.82 2,540,683.26
MOLSON COORS BEVERAGE COMPANY COM USD0.01 CLASS B SEDOL : B067BM3 29,777.000 1,587,047.97 1,822,650.17
MONGODB INC CL A CL A SEDOL : BF2FJ99 3,647.000 881,219.94 1,491,075.95
MONSTER BEVERAGE CORP NEW COM SEDOL : BZ07BW4 98,518.000 4,635,899.29 5,675,621.98
NATIONAL VISION HLDGS INC COM CUSIP : 63845R107 93,284.000 2,449,238.79 1,952,434.12
NATL FUEL GAS CO COM SEDOL : 2626103 38,598.000 2,090,832.65 1,936,461.66
NEOGEN CORP COM CUSIP : 640491106 81,542.000 1,545,860.47 1,639,809.62
NEOGENOMICS INC COM NEW COM NEW CUSIP : 64049M209 57,464.000 1,743,977.25 929,767.52
NETFLIX INC COM STK CUSIP : 64110L106 52,837.000 16,722,530.03 25,725,278.56
NEW FORTRESS INC CL A SHS REPSTG LTD LIABILITY CUSIP : 644393100 62,382.000 2,450,645.53 2,353,672.86
NOBLE CORPORATION PLC COM CUSIP : G65431127 21,493.000 1,129,547.39 1,035,102.88
NORDSTROM INC COM SEDOL : 2641827 129,120.000 2,238,641.83 2,382,264.00
NORWEGIAN CRUISE LINE HLDGS LTD COM USD0.001 SEDOL : B9CGTC3 107,378.000 2,140,005.83 2,151,855.12
NOVANTA INC NOVANTA

INC CUSIP : 67000B104
10,723.000 1,088,163.17 1,805,860.43
NVIDIA CORP COM SEDOL : 2379504 60,731.000 15,382,003.52 30,075,205.82
OCCIDENTAL PETROLEUM CORP CUSIP : 674599105 257,053.000 16,042,135.41 15,348,634.63
OVINTIV INC COM USD0.01 SEDOL : BJ01KB6 35,119.000 1,278,054.16 1,542,426.48
PAYLOCITY HLDG CORP COM SEDOL : BKM4N88 25,596.000 4,296,289.99 4,219,500.60
PELOTON INTERACTIVE INC SEDOL : BJ7WJS2 176,749.000 4,700,653.93 1,076,401.41
PENTAIR PLC COM USD0.01 SEDOL : BLS09M3 36,915.000 1,776,092.34 2,684,089.65
PENUMBRA INC COM SEDOL : BZ0V201 17,233.000 3,995,370.41 4,334,788.82
PERFORMANCE FOOD GROUP CO COM CUSIP : 71377A103 88,168.000 3,736,310.38 6,096,817.20
PERMIAN RES CORP CL A SEDOL : BQPCHB2 116,303.000 1,215,965.32 1,581,720.80
PERRIGO COMPANY LIMITED COM EUR0.001 SEDOL : BGH1M56 54,675.000 2,111,042.94 1,759,441.50
PINNACLE W. CAP CORP COM SEDOL : 2048804 23,600.000 1,794,295.42 1,695,424.00
POOL CORP COM STK CUSIP : 73278L105 7,671.000 2,679,230.70 3,058,504.41
POWERSCHOOL HLDGS INC CL A COM CL A COM CUSIP : 73939C106 102,584.000 2,487,129.05 2,416,879.04
PRESTIGE CONSUMER HEALTHCARE INC COM SEDOL : B0650P3 27,181.000 1,636,724.83 1,664,020.82
PROSPERITY BANCSHARES INC COM CUSIP

: 743606105
51,944.000 3,497,780.83 3,518,167.12
PROTAGONIST THERAPEUTICS INC COM CUSIP : 74366E102 47,247.000 1,046,009.24 1,083,373.71
PROTHENA CORP PLC USD0.01 CUSIP : G72800108 18,155.000 1,290,690.46 659,752.70
PURE STORAGE INC CL A CL A CUSIP : 74624M102 104,535.000 2,681,283.38 3,727,718.10
PVH CORP COM USD1 SEDOL : B3V9F12 23,380.000 1,505,451.84 2,855,165.60
R1 RCM INC NEW CUSIP : 77634L105 138,340.000 3,481,592.33 1,462,253.80
RADNET INC COM STK CUSIP : 750491102 85,609.000 2,692,667.38 2,976,624.93
RALPH LAUREN CORP CL A CL A SEDOL : B4V9661 13,190.000 1,480,968.48 1,901,998.00
RAPT THERAPEUTICS INC COM CUSIP : 75382E109 64,749.000 1,491,236.64 1,609,012.65
REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP : 758750103 31,320.000 3,489,268.05 4,635,986.40
REINSURANCE GROUP AMER INC COM NEW STK SEDOL

: 2731193
10,385.000 1,137,500.67 1,680,085.30
RELAY THERAPEUTICS INC COM CUSIP : 75943R102 62,290.000 1,430,938.20 685,812.90
RELIANCE INC COM NPV SEDOL : 2729068 8,399.000 1,645,039.33 2,349,032.32
REPLIGEN CORP COM STK USD0.01 CUSIP : 759916109 20,553.000 3,000,533.82 3,695,429.40
REVOLVE GROUP INC CL A CL A CUSIP : 76156B107 58,797.000 2,847,285.12 974,854.26
RHYTHM PHARMACEUTICALS INC COM CUSIP : 76243J105 36,334.000 917,003.67 1,670,273.98
RIVIAN AUTOMOTIVE INC SEDOL : BL98841 109,949.000 4,758,835.72 2,579,403.54
ROSS STORES INC COM SEDOL : 2746711 61,395.000 6,094,863.93 8,496,454.05

Security Description / Asset ID
Share / Par Value

Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
RYDER SYS INC COM SEDOL : 2760669 16,640.000 1,565,140.67 1,914,598.40
SAIA INC COM STK SEDOL : 2982399 6,016.000 1,454,433.15 2,636,331.52
SALESFORCE INC COM USD0.001 SEDOL : 2310525 13,210.000 1,834,450.39 3,476,079.40
SALLY BEAUTY HLDGS INC COM STK USD0.01 SEDOL : B1GZ005 123,000.000 1,238,599.17 1,633,440.00
SCHLUMBERGER LTD COM COM SEDOL : 2779201 124,839.000 6,338,753.07 6,496,621.56
SCHWAB CHARLES CORP COM NEW SEDOL : 2779397 27,600.000 1,728,277.34 1,898,880.00
SELECT MED HLDGS CORP COM SEDOL : B4MF0Q6 68,275.000 1,677,660.35 1,604,462.50
SELECTIVE INS GROUP INC COM SEDOL : 2766173 15,034.000 1,567,545.52 1,495,582.32
SERVICENOW INC COM USD0.001 SEDOL : B80NXX8 12,972.000 3,771,085.66 9,164,588.28
SHAKE SHACK INC CL A CL A CUSIP : 819047101 41,492.000 2,310,009.15 3,075,387.04
SHIFT4 PMTS INC CL A CL A CUSIP : 82452J109 45,271.000 2,045,210.54 3,365,446.14
SHOALS TECHNOLOGIES GROUP INC CL A CL A CUSIP : 82489W107 100,665.000 2,427,202.90 1,564,334.10
SIMPSON MFG INC COM CUSIP : 829073105 19,920.000 1,919,933.15 3,943,761.60
SITEONE LANDSCAPE SUPPLY INC COM CUSIP : 82982L103 7,233.000 1,096,637.75 1,175,362.50
SNAP INC SNAP INC SEDOL : BD8DJ71 139,771.000 1,427,175.13 2,366,323.03
SOUTHSTATE CORP COM SEDOL : BNFX071 26,010.000 2,097,211.33 2,196,544.50
SPROUT SOCIAL INC COM CL A COM CL A CUSIP : 85209W109 42,694.000 2,499,312.77 2,623,119.36
SPS COMM INC COM CUSIP : 78463M107 6,101.000 1,104,592.78 1,182,617.84
STERLING CHECK CORP COM CUSIP : 85917T109 64,525.000 1,465,101.68 898,188.00
STIFEL FINL CORP COM SEDOL : 2849234 27,072.000 1,674,943.21 1,872,028.80
STRYKER CORP SEDOL : 2853688 38,569.000 8,000,032.47 11,549,872.74
SUPER MICRO COMPUTER INC COM USD0.001 CUSIP : 86800U104 17,227.000 4,323,525.32 4,896,947.02
SURGERY PARTNERS INC COM CUSIP : 86881A100 86,577.000 3,933,991.30 2,769,598.23
SYNAPTICS INC COM SEDOL : 2839268 14,236.000 1,372,515.29 1,624,042.88
SYNOVUS FINL CORP COM NEW COM NEW SEDOL : BMH4NJ8 53,229.000 2,341,537.34 2,004,071.85
TAPESTRY INC COM USD0.01 CUSIP : 876030107 43,590.000 1,664,675.33 1,604,547.90
TECHNIPFMC PLC COM USD1 CUSIP : G87110105 41,946.000 368,588.90 844,792.44
TENABLE HLDGS INC COM CUSIP : 88025T102 40,262.000 1,782,796.31 1,854,467.72
TENET HEALTHCARE CORP COM NEW . SEDOL : B8DMK08 27,956.000 2,081,941.85 2,112,634.92
TERADATA CORP DEL COM STK SEDOL : B247H10 43,900.000 1,965,092.55 1,910,089.00
TEREX CORP NEW COM SEDOL : 2884224 28,591.000 1,601,386.78 1,642,838.86
TEXTRON INC COM SEDOL : 2885937 31,960.000 2,529,321.97 2,570,223.20
THE CIGNA GROUP SEDOL : BHJ0775 51,278.000 10,111,749.04 15,355,197.10
T-MOBILE US INC COM SEDOL : B94Q9V0 32,950.000 4,747,986.81 5,282,873.50
TOPBUILD CORP COM CUSIP : 89055F103 14,356.000 2,565,701.86 5,372,876.56
TRADEWEB MKTS INC CL A CL A SEDOL : BJXMVK2 56,402.000 4,170,961.71 5,125,813.76
TREX CO INC COM CUSIP : 89531P105 23,398.000 1,100,679.12 1,937,120.42
TWIST BIOSCIENCE CORP COM CUSIP : 90184D100 39,845.000 1,802,837.21 1,468,686.70
TYLER TECHNOLOGIES INC COM STK CUSIP : 902252105 5,632.000 2,198,805.80 2,354,851.84
UGI CORP NEW COM SEDOL : 2910118 79,100.000 2,645,241.28 1,945,860.00
UNITED THERAPEUTICS CORP DEL COM STK SEDOL : 2430412 8,580.000 2,169,261.02 1,886,656.20
UNITEDHEALTH GROUP INC COM SEDOL : 2917766 74,576.000 22,166,730.08 39,262,026.72
UNIVERSAL DISPLAY CORP COM CUSIP : 91347P105 26,120.000 3,538,957.64 4,995,711.20
VAL NATL BANCORP COM SEDOL : 2935326 176,288.000 2,083,942.90 1,914,487.68
VALMONT INDS INC COM SEDOL : 2926825 11,550.000 2,814,849.76 2,697,040.50
VARONIS SYS INC COM CUSIP : 922280102 127,439.000 4,791,400.22 5,770,437.92
VERITEX HLDGS INC COM SEDOL : BRCYYB7 82,925.000 1,603,882.41 1,929,664.75
VERTEX PHARMACEUTICALS INC COM SEDOL : 2931034 6,826.000 1,041,865.03 2,777,431.14
VESTIS CORP COM SEDOL : BP5JNQ3 103,087.000 1,805,256.06 2,179,259.18
VIKING THERAPEUTICS INC COM CUSIP : 92686J106 93,400.000 1,342,841.49 1,738,174.00
VIRTU FINL INC CL A CL A CUSIP : 928254101 69,882.000 1,463,036.83 1,415,809.32
VISA INC COM CL A STK CUSIP : 92826C839 78,822.000 11,011,283.51 20,521,307.70
VISTEON CORP COM NEW COM NEW SEDOL : B4N0JJ6 41,670.000 4,950,922.07 5,204,583.00
VISTRA CORP COM USD0.01 SEDOL : BZ8VJQ8 64,970.000 1,498,096.50 2,502,644.40
VOYA FINL INC COM SEDOL : BKWQ2N2 25,093.000 1,665,270.25 1,830,785.28
WABTEC CORP COM SEDOL : 2955733 17,766.000 1,731,035.84 2,254,505.40
WEATHERFORD INTL LTD COMMON STOCK CUSIP : G48833118 31,742.000 1,381,431.77 3,105,319.86
WELLS FARGO & CO NEW COM STK CUSIP : 949746101 383,479.000 15,374,676.60 18,874,836.38
WERNER ENTERPRISES INC COM CUSIP : 950755108 52,489.000 2,377,769.93 2,223,958.93
WESTERN ALLIANCE BANCORPORATION COM SEDOL : B0CCGJ4 50,107.000 2,597,760.18 3,296,539.53
WESTLAKE CORPORATION COM USD0.01 SEDOL : B01ZP20 12,850.000 1,585,575.13 1,798,486.00
WILLSCOT MOBILE MINI HLDGS CORP COM CUSIP : 971378104 21,973.000 1,006,722.06 977,798.50
WOODWARD INC COM CUSIP : 980745103 59,795.000 6,341,054.33 8,139,893.35
XENCOR INC COM CUSIP : 98401F105 45,233.000 1,672,188.24 960,296.59
Total United States - USD 1,056,241,095.13 1,483,727,585.42
Total Corporate Stock - Common 1,454,823,395.32 2,066,772,639.33

Security Description / Asset ID
Share / Par Value

Historical Cost Current Value
Participant Loans
United States - USD
&&&PAINEWEBBER INC., SAVINGS INVESTMENT PLAN LOAN ASSET CUSIP : 999982127 55,054,194.440 55,054,194.44 55,054,194.44
Total United States - USD 55,054,194.44 55,054,194.44
Total Participant Loans 55,054,194.44 55,054,194.44
Value of Interest in Common/Collective Trusts
United States - USD
MFO INVESCO OPPENHEIMER EMERGING MARKETS

EQUITY CL A - 504 CUSIP : 67084Y723
2,126,234.090 121,368,451.68 127,892,980.51
MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP : 46X193XX2 219,023,401.490 219,023,401.49 219,023,401.49
MFO LOOMIS SAYLES GLOBAL CIT CLASS D 30962 CUSIP : 543497713 3,031,156.380 31,674,159.90 31,524,026.35
MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS

F CUSIP : 63874W407
6,844,093.490 66,799,530.58 67,286,541.65
MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT

TRUST 2389 CUSIP : 60924J824
5,927,561.200 68,887,677.54 85,475,432.50
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884

74443R100 CUSIP : 74443R100
793,153.050 131,491,720.15 143,140,330.93
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL

SERIES FD - CL K CUSIP : 85744W531
8,294,398.140 102,226,289.13 123,868,541.82
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING

SERIES FUND CLASS K CUSIP : 85744W242
7,618,100.380 149,391,879.75 172,458,556.40
MFO SSGA S&P 500 INDEX NON-LENDING SERIES FUND CLASS

K CUSIP : 85744W705
33,454,277.100 823,123,108.21 1,513,337,678.90
MFO SSGA US BOND INDEX NON-LENDING SERIES

FUND CLASS K CUSIP : 85744W259
6,720,048.540 76,155,325.38 74,478,297.97
MFO VANGUARD TARGET RET 2020 TR SEL CUSIP : 92204E407 3,786,297.000 129,964,427.20 178,069,547.91
MFO VANGUARD TARGET RET 2025 TR SEL CUSIP : 92204E506 4,163,551.430 160,424,669.47 206,387,244.39
MFO VANGUARD TARGET RET 2030 TR SEL CUSIP : 92204E605 8,344,295.620 301,876,148.33 430,649,096.95
MFO VANGUARD TARGET RET 2035 TR SEL CUSIP : 92204E704 5,551,551.350 217,286,537.71 298,617,947.12
MFO VANGUARD TARGET RET 2040 TR SEL CUSIP : 92204E803 7,194,872.330 273,959,908.62 401,977,517.08
MFO VANGUARD TARGET RET 2045 TR SEL CUSIP : 92204E886 3,892,246.610 161,928,369.27 225,127,543.92
MFO VANGUARD TARGET RET 2050 TR SEL CUSIP : 92204E878 4,165,879.330 171,525,494.92 242,829,106.15
MFO VANGUARD TARGET RET 2055 TR SEL CUSIP : 92204E860 1,878,967.230 84,756,429.51 109,449,841.15
MFO VANGUARD TARGET RET 2060 TR SEL CUSIP : 92204E852 1,609,836.230 74,408,290.57 93,917,845.66
MFO VANGUARD TARGET RET INCOME TR SEL CUSIP : 92204E100 1,915,738.400 72,137,243.26 80,805,845.71
MFO VANGUARD TARGET RETIREMENT 2065 TRUST SELECT CUSIP : 92202V112 1,467,928.390 43,505,911.34 51,465,569.35
MFO VANGUARD TARGET RETIREMENT 2070 TRUST SELECT CUSIP : 92212G105 346,912.760 6,805,372.07 7,410,056.55
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 506,117,547.810 506,117,547.81 506,117,547.81
Total United States - USD 3,994,837,893.89 5,391,310,498.27
Total Value of Interest in Common/Collective Trusts 3,994,837,893.89 5,391,310,498.27
Value of Interest in Registered Investment Companies
United States - USD
MFC ISHARES TR RUSSELL 2000 GROWTH ETF CUSIP : 464287648 7,800.000 1,929,330.00 1,967,316.00
MFO BANK OF NEW YORK MELLON EMPLOYEE BENEFIT EB DYNAMIC VALUE EQUITY FD CL I CUSIP : 064234321 134,156.840 8,900,340.55 9,436,592.13
MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP

: 76105Y109
2,587,963.400 2,587,963.40 2,587,963.40
Total United States - USD 13,417,633.95 13,991,871.53
Total Value of Interest in Registered Investment Companies 13,417,633.95 13,991,871.53
Other
United Kingdom - USD
HSBC (RYANAIR HOLDINGS PLC) 31/10/2024 SEDOL : BMWJMN5 201,858.000 3,131,401.59 4,253,390.09
Total United Kingdom - USD 3,131,401.59 4,253,390.09
United States - USD
&&&UBS FINANCIAL SERVICES SDA PARTICIPANT ASSET CUSIP : 000656371 1.000 625,883,620.63 1,346,162,035.82
1ST INDL RLTY TR INC COM SEDOL : 2360757 55,100.000 2,320,666.43 2,902,117.00
AGNC INVT CORP COM SEDOL : BYYHJL8 208,660.000 2,267,410.34 2,046,954.60
ANNALY CAPITAL MANAGEMENT INC COM NEW COM USD0.01(POST REV SPLT) SEDOL : BPMQ7X2 117,000.000 2,030,409.13 2,266,290.00
CAMDEN PPTY TR SH BEN INT SEDOL : 2166320 19,040.000 2,085,040.72 1,890,481.60
FEDERAL RLTY INVT TR COM USD0.01 SEDOL : BN7P9B2 22,998.000 2,645,751.17 2,369,943.90
GAMING & LEISURE PPTYS INC COM SEDOL : BFPK4S5 56,090.000 2,642,945.44 2,768,041.50
HIGHWOODS PPTYS INC COM SEDOL : 2420640 75,980.000 2,940,549.19 1,744,500.80
HOST HOTELS & RESORTS INC REIT SEDOL : 2567503 129,000.000 2,393,740.36 2,511,630.00
RYMAN HOSPITALITY PPTYS INC COM CUSIP : 78377T107 54,128.000 3,619,089.10 5,957,327.68
SITE CENTERS CORP SEDOL : BGL0KF5 114,000.000 1,859,607.35 1,553,820.00
Total United States - USD 650,688,829.86 1,372,173,142.90
GBP - British pound sterling 0.000 0.00 0.00
CAD - Canadian dollar 0.000 0.00 0.00
DKK - Danish krone 0.000 0.00 0.00
EUR - Euro 0.000 0.00 0.00
JPY - Japanese yen 0.000 0.00 0.00
CHF - Swiss franc 0.000 0.00 0.00
USD - United States dollar 0.000 0.00 0.00
Total - all currencies 0.00 0.00
Total Other 653,820,231.45 1,376,426,532.99

Security Description / Asset ID
Share / Par Value

Historical Cost Current Value
Other Liabilities
Pending foreign exchange sales: British pound sterling 0.000 -90,358.91 -90,466.40
Pending foreign exchange sales: Canadian dollar 0.000 -22,522.32 -22,593.61
Pending foreign exchange sales: Euro 0.000 -26,973.68 -26,941.77
Pending foreign exchange sales: United States dollar 0.000 -740,801.77 -740,801.77
Total - all currencies -880,656.68 -880,803.55
Pending trade purchases: British pound sterling 0.000 -15,987.57 -15,948.55
Pending trade purchases: Danish krone 0.000 -329,245.46 -327,531.54
Pending trade purchases: Euro 0.000 -153,306.11 -152,496.61
Pending trade purchases: Japanese yen 0.000 -182,888.74 -183,967.72
Pending trade purchases: Mexican peso 0.000 -215,403.81 -215,340.21
Pending trade purchases: United States dollar 0.000 -341,522.94 -341,522.94
Total - all currencies -1,238,354.63 -1,236,807.57
Total Other Liabilities -2,119,011.31 -2,117,611.12
Payable Other
United States - USD
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 999899537 0.000 0.00 0.00
INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP : 994996916 0.000 0.00 0.00
Total United States - USD 0.00 0.00
Total Payable Other 0.00 0.00
Total 6,174,030,988.19 8,905,634,771.37

SIGNATURE
Pursuant to the

requirements of

the Securities Exchange

Act of 1934,

the Plan Administrator

of the UBS
401(k) Plan has duly

caused this annual report to

be signed on its

behalf by the undersigned thereunto
duly authorized.
UBS 401(k) Plan
By: _/s/ Michael O’Connor______________
Name:

Michael O’Connor

Title:

Plan Administrator

Date:

June 26, 2024